SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2004 (Friday, May 14, 2004)

2.	Notice on amendment of its Articles of Incorporation regarding purchase of treasury stock (Friday, May 14, 2004)

3.	Notice on cancellation of shares (Friday, May 14, 2004)

4.	Notice on the business division and integration of plastic pipes and fittings (Friday, May 27, 2004)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, MAY 14, 2004)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2004 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 14, 2004 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2004.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts

	Year ended March 31, 2004			% (*)	Year ended March 31, 2003	% (*)
Net sales	¥ $	930,237 [8,775,821	]	0.4	¥926,145	(4.1)
Operating income	¥ $	21,849 [206,123	]	(26.2)	¥29,613	(14.0)
% of net sales		2.3%			3.2%
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	27,097 [255,632	]	340.2	¥6,156	(78.5)
% of net sales		2.9%			0.7%
Net income (loss)	¥ $	11,700 [110,377	]	—	¥(8,004)	—
% of net sales		1.3%			(0.9)%
Net income (loss) per ADS (5 common shares)
Basic	¥ $	44 [0.42	]		¥(29)
Diluted	¥ $	43 [0.41	]		¥(29)
Ratio of net income (loss) to shareholders’ equity		3.3%			(2.3)%
Ratio of income before income taxes to total assets		2.4%			0.5%

Notes.	1 :	(*) represents percentage change from the comparable previous period.

	2 :	Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,386,063
		Weighted-average number of shares outstanding during the year ended March 31, 2003	1,370,382,125

	3 :	Equity in net income of affiliated companies for the year ended March 31, 2004 and 2003 was ¥780 million and ¥233 million, respectively.

Kubota Corporation

and Subsidiaries

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	March 31, 2004			March 31, 2003
Total assets	¥ $	1,124,225 [10,605,896	]	¥1,139,011
Shareholders’ equity	¥ $	391,082 [3,689,453	]	¥315,443
Ratio of shareholders’ equity to total assets		34.8%		27.7%
Shareholders’ equity per ADS	¥ $	1,459 [13.76	]	¥1,172

Notes to financial position:
Number of shares outstanding as of March 31, 2004	1,340,197,124
Number of shares outstanding as of March 31, 2003	1,345,450,014

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2004			Year ended March 31, 2003
Net cash provided by operating activities	¥ $	75,669 [713,858	]	¥64,253
Net cash used in investing activities	¥ $	(6,471 [(61,047	) )]	¥(27,593)
Net cash used in financing activities	¥ $	(55,097 [(519,783	) )]	¥(30,009)
Cash & cash equivalents, end of year	¥ $	81,221 [766,236	]	¥67,362

(4) 119 subsidiaries are consolidated, and 36 affiliated companies are accounted for under the equity method.

(5) The number of newly consolidated companies during the period	: 13
The number of newly unconsolidated companies during the period	: 12

The number of newly affiliated companies during the period	: 2
The number of newly unaffiliated companies during the period	: 13

(6) Anticipated results of operations for the year ending March 31, 2005	(In millions of yen)

	Six months ending September 30, 2004	Year ending March 31, 2005
Net sales	¥437,000	¥915,000
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	¥34,000	¥127,000
Net income	¥34,000	¥90,000

Basic net income per ADS for the year ending March 31, 2005 is anticipated to be ¥336.

Please refer to page 13 for further information related to the above mentioned anticipated results of operations.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively the “Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. Through its businesses, the Company has contributed to providing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or increasing dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

In March 2001, the Company formulated the “Medium-Term Management Strategy”, which it applied during the three-year ended March 31, 2004, in order to attain further improvement in profitability. The strategy mainly consisted of three principal objectives: “Reforming the business structure and profit structure”, “Reforming operational systems”, and “Focusing on finance strategy”. In fiscal 2004, the final year of three-year period, the Company continued with the forceful implementation of its Medium-Term Management Strategy. Moreover, the Company did its utmost to ensure that the strategy was implemented as quickly as possible and with maximum effectiveness.

During the three-year period, the Company operated under its fundamental management principle that the Company should manage its business based upon a medium-term business strategy. The Company’s basic concept of medium-term business strategy is to continually reevaluate the prospective circumstances of its business, determine the measures that should be taken over the medium-term in view of those business prospects, and steadily implement those measures. The Company will continue to manage its business based upon its basic concept of medium-term business strategy, and conduct its business with clarified management objectives and strategy. During the year ended March 2004, the Company reviewed the progress of the Medium-Term Management Strategy. The Company reevaluated its prospective business circumstance, and incorporated major changes and drafted a new version of the Medium-Term Management Strategy (being applied through March 2006), which has succeeded the three principal objectives of the former Medium-Term Management Strategy.

Kubota Corporation

and Subsidiaries

(1) Review of Former Medium-Term Management Strategy (March 2002-March 2004)

1) Financial Targets

The Company originally set its medium-term financial target of ¥1,100 billion in net sales and ¥65.0 billion in operating income for the year ended March 2004. Unfortunately, since then, the Company lowered its medium-term financial targets in net sales to ¥930.0 billion and in operating income to ¥55.0 billion because of deteriorated market conditions for public works spending related businesses. For the year ended March 2004, the Company recorded net sales of ¥930.2 billion and operating income of ¥21.8 billion. The ¥21.8 billion in operating income was significantly lower than the financial targets, because the operating income reflected loss of ¥48.4 billion from special factors. The loss included a huge increase in pension cost (¥43.6 billion increase compared with the base year ended March 2001) due to the recognition of unrecognized actuarial losses during the year ended March 2004. Additionally, it included restructuring expenses of ¥4.8 billion, including the business transfer of the building materials operations to a separate legal entity which is 50% owned by the Company. By the unexpected factors mentioned above, financial targets were not attained partially, however, the Company concluded that it achieved financial target that was aimed at the beginning of the three-year period, “to attain further improvement in profitability”.

2) Achievement in the Three Principal Objectives

 Reforming the business structure and profit structure

The Company has been reforming its business structure and profit structure through classifying each business of the Company into two categories: the “Core and Strategic business” category which includes domestic and overseas farm equipment, ductile iron pipes, environmental engineering business, etc. and the “Reviving business” category which includes building materials and industrial castings.

Within the Core and Strategic business category, the domestic farm equipment business in Internal Combustion Engine and Machinery expanded its market share and built a solid foundation for its sustained profitability in spite of continued declining demand in Japan. In overseas markets, most of all, tractor business in North America was supported by favorable market conditions, which allowed the Company to expand its business and enhance its competitiveness through various measures including the expansion of the local production capacity. Accordingly, the overseas business of Internal Combustion Engine and Machinery became a major contributor to improving in the profitability of the Company.

However, in public works spending related businesses, such as ductile iron pipes, PVC pipes, and environmental engineering, profitability deteriorated as a result of unfavorable business conditions, including lackluster demand, increased competition and price increases of raw materials. As a result, in its profit structure, dependency on Internal Combustion Engine and Machinery was intensified, while the whole profitability in the core and strategic businesses was improved

In the Reviving business category, the Building Materials and Housing segment had been recording an operating loss (before corporate & elimination items) since the year ended March 1998. However, the segment recorded operating income for the year ended March 2003, and improved its break-even point through rigorous cost reduction efforts and restructuring efforts including the divestiture of its prefabricated housing business. With regard to the building materials business, in December 2003, Matsushita Electric Works, Ltd. (“MEW”) and the Company established and held an equal ownership in “Kubota Matsushitadenko Exterior Works, Ltd.” (hereinafter “KMEW”), the joint operation entity, into which the Company transferred its roofing and siding materials business.

Kubota Corporation

and Subsidiaries

Regarding industrial castings and other reviving businesses, the Company experienced a significant improvement in profitability of those operations, and discontinued the trend of persistent low profitability.

In the Other segment, in December 2003, a subsidiary that owned and operated a golf course submitted an application for commencement of civil rehabilitation proceedings, and the Company has decided to exit from the business of operating golf course. Accordingly, the Company believes that significant progress in reforming the business structure and profit structure of its reviving business category has been made during the three-year ended March 31, 2004.

‚ Reforming operational systems

With the intent of establishing an autonomous management organizational structure with speedy and efficient operation, the Company realigned the divisional management organizational structure, transferred the responsibilities and functions of the corporate office, and empowered the divisional management with the authority and responsibility for decision-making. The Company’s promotion to the autonomous management organization with clarified authority and responsibility for doing business induced major improvement in employees’ minds and attitudes.

At the same time, after reevaluating the responsibilities and functions of the corporate office, the Company made a drastic reduction in expenses and in the number of departments and the head count in its corporate office. In addition, the Company reformed its human resource management system and introduced a new program in April 2002 to promote a competitive and creative corporate culture. The new program includes a performance appraisal plan based upon individual achievement, empowerment of younger employees, and human resource development.

ƒ Focusing on finance strategy

The Company has taken measures to strengthen its financial position, primarily through the reduction of interest-bearing debt (*). The Company has made steady progress through initiatives centering on the reduction of inventory levels and the restraint of capital expenditures, in addition to reforming its business structure through the sales of several businesses. As a result, the Company’s interest-bearing debt on a consolidated basis which amounted to ¥372.2 billion as of the end of March 2001 has been reduced to ¥266.7 billion at the end of March 2004. Accordingly, the Company attained the Medium-Term Management Strategy target of debt levels at or below ¥300.0 billion.

The Company has been purchasing treasury stock in order to reduce the number of outstanding shares. During the year ended March 2004, the Company purchased 5.3 million shares, and the cumulative number of shares purchased at the end of March 31, 2004 amounted to 68.5 million shares (excluding make-up purchase of less than one share unit shares).

(*)	Interest-bearing debt = (Short-term borrowings) + (Current portion of long-term debt) + (Long-term debt)

(2) New Medium-Term Management Strategy (through March 2006)

1) Financial Targets

Under the new Medium-Term Management Strategy, the Company aims to attain net sales of ¥930.0 billion and operating income of ¥75.0 billion or 8 % of its consolidated net sales.

Kubota Corporation

and Subsidiaries

2) Three Principal Objectives

 Reforming the business structure and profit structure

The Company has acknowledged that the most important management issue is to change its profit structure which is overly dependent on profitability in Internal Combustion Engine and Machinery segment, and to establish a business structure with stability and growth capability. The Company also recognizes that the most important corporate opportunity for further improvement in profitability is to reinforce profitability in the public works spending related businesses, and to strengthen its competitiveness, while implementing an expansion strategy in its overseas markets.

Reinforcing profitability in public works spending related businesses

The Company has set a high priority on reinforcing profitability in the public works spending related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment). In the public works spending related businesses, under the assumption that severe business conditions with declining public expenditures will continue, the Company as a whole will take every step to reduce costs and spending and to increase productivity by reviewing all aspects of the business operations. Therefore, the Company will enhance its program by the transferring engineering and manufacturing know-how and systems for cost management from our increasingly strong and successful operations in Internal Combustion Engine and Machinery. Striving to adopt the know-how and systems for cost management, the public works spending related businesses will take measures such as these to reevaluate its manufacturing facilities, production system, engineering and procurement operations in order to boost their productivity and achieve major cost reductions.

Expansion strategy in overseas business markets

Among strategic growth businesses as well as businesses that have already achieved further improvements in profitability, the Company will emphasize the expansion of their businesses through establishing operations in the fields related to its existing technologies, markets and other strengths. Mainly focusing on the overseas business operations including tractors, engines and construction machinery in Internal Combustion Engine and Machinery (its main driving force for expansion), the Company will expand sales and market share of the current businesses as well as developing new and peripheral businesses in the U.S. and EU markets. For example in the U.S., the Company has successfully introduced newly developed utility vehicles in the peripheral market of tractors in 2004, and has been enjoying favorable acceptance from many customers. Additionally, the Company will enter into the growing markets of Asian countries with its comprehensive strategic planning in each country. In the People’s Republic of China, the Company already established a sales and manufacturing subsidiary for farm equipment in 1998, and the subsidiary has expanded its business. In December 2003, aiming for market development of its construction machinery, the Company established a sales subsidiary in the People’s Republic of China, and also the Company began to operate a sales subsidiary for farm equipment in South Korea in December 2003.

‚ Reforming operational systems

The Company has established an autonomous divisional management system. As a further development step of autonomous management, the Company will proceed with building of a new business model and systems adopted to the needs of the individual businesses field. As a primary example, the Company established a joint operation for building materials business with MEW. The Company will promote each of its business divisions to design the best models and systems for its own operation, as necessary, apart from the traditional business structure and system, aiming to further increase profitability of each business division.

Kubota Corporation

and Subsidiaries

As a newly assigned task for this principal objective, the Company will strengthen its corporate governance in order to gain further confidence of all stakeholders, including customers, shareholders, employees and business partners. The Company will focus mainly on enhancing its internal control system and risk management system as a step for strengthening its corporate governance, and improve transparency and efficiency of its corporate management.

ƒ Focusing on finance strategy

The Company plans to continue strengthening its balance sheet so that the Company will be able to provide funding for its future business expansion and cope with rapidly changing environment. The Company will also continue to streamline its balance sheet, and reduce interest-bearing debt. Additionally, the Company will take measures to increase its shareholders’ equity ratio representing the ratio of shareholders’ equity to total assets, and aim to attain the ratio at 40% or more.

At the same time, the Company will continue to purchase treasury stock in order to reduce the number of outstanding shares. Moreover, regarding the cumulative number of shares purchased at the end of March 2004, the Company has decided to retire 69.0 million shares during the year ending March 2005.

4. Corporate governance: policy and implementation

The Company is undertaking an extensive work to create an appropriate business model and systems for each business, which includes systems both for decision-making and for managing operations, in order to adapt to the needs of individual business field. At the same time, the Company is making efforts to enhance and improve its corporate governance in order to establish an optimum corporate management structure for entire group of the Company working together in good coordination.

(1) Current Structure of Corporate Governance

The Company has been working to enhance its corporate governance mainly through further strengthening the Board of Directors System, the Corporate Auditors System, and its internal control system.

The number of the board of directors has been reduced to accelerate and enhance the decision-making process and the number of the directors is 19, which is half compared to the number of directors six years ago (In June 2004, the number of the directors will become 20 at the ordinary general meeting of shareholders). At present, the Company has not adopted an outside director system. The president and two vice presidents are the representative directors. The two vice presidents support the president from a comprehensive, company-wide perspective, while one of the two vice presidents oversees marketing operations, and the other vice president oversees engineering and R&D operations. Furthermore, various corporate management advisory committees hold meetings to address important management themes such as Medium-Term Management Strategy and principal capital expenditure projects. Each committee serves to accelerate and rationalize the decision-making process while supplementing the divisional management structure and performing an oversight function.

The Company will continue to practice the “Corporate Auditors System” based upon the Commercial Code of Japan. The Company has been strengthening its “Corporate Auditors System”, and has been making efforts to have outside corporate auditors who can apply their respective legal and financial expertise to guide management. At present our board of corporate auditors consists of four members, and one of them is an outside corporate auditor, who is a legal expert. The Company will propose an agenda at the ordinary general meeting of shareholders to be held in June 2004 to newly elect an outside corporate auditor, who is a financial expert. The Company’s board of corporate auditors will consist of five members, and two of them will be outside corporate auditors in June 2004.

Kubota Corporation

and Subsidiaries

The Company has acknowledged the importance of both operational auditing and compliance management activities in its internal control system. “Corporate Compliance Headquarters” was established in 2001, and with the assistance of knowledgeable independent advisors, the Company has been able to further strengthen business ethics as well as compliance management. Moreover, in November 2002, the Company established the Kubota Group Charter of Business Conduct and also set up a counseling hot line for employees to get consultation on any breaches of policy.

The Company has been working to establish better communications with shareholders and investors, and is making efforts for improvement on its timely and adequate disclosure. From the year under review, the Company began quarterly financial disclosure. The Company will make efforts to enhance quarterly financial disclosure next fiscal year and attain further improvements in its financial disclosure.

(2) Relationship between the Company and outside corporate auditors in regard to personal, capital, and business interests

Currently, there are no special interests between the Company and Mr. Teisuke Sono, its outside corporate auditor.

(3) Measures implemented over the past year for better corporate governance

At the ordinary general meeting of shareholders held in June 2003, the term of office of the board of directors was reduced from two years to one year in order to increase the clarity of management responsibility. In June 2003, the Company established a disclosure committee under the U.S. Sarbanes-Oxley Act. The disclosure committee began its activities with the director in charge of finance and accounting as the chairman. Furthermore, to meet requirements of reinforcing the independence of the accounting firms, internal regulations related to prior approval policies and procedures for auditing and services provided by accounting firms have been implemented.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

During the year ended March 31, 2004, the Japanese economic recovery continued at a gradual pace, supported by a steady growth in private capital expenditure and export. However, public investment remained weak, resulting in harsh business conditions for the Company. Overseas, in the U.S., brisk private consumption continued, housing investment remained favorable, private capital expenditures expanded and signs of an economic upturn prevailed.

Kubota Corporation

and Subsidiaries

Under such conditions, net sales of the Company during the year under review, were ¥930.2 billion, an increase of ¥4.1 billion (0.4%) from the prior year. Domestic sales were ¥643.3 billion, a decrease of ¥40.9 billion (6.0%) from the prior year, resulting principally from persistent sluggish sales of public works spending related products, and the sale of Kubota Lease Corporation, and the business transfer of the roofing and siding materials operations which became an affiliated company (the Company has applied the equity method of accounting to the affiliated company). Overseas sales were ¥286.9 billion, an increase of ¥45.0 billion (18.6%) from the prior year, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle East countries. As the increase in overseas sales exceeded the decrease in domestic sales, total sales increased. The percentage of overseas sales to total sales was 30.8%, 4.7 percentage points higher than the prior year.

Operating income was ¥21.8 billion, a decrease of ¥7.8 billion (26.2%) from the prior year. The decrease was mainly due to a significant increase in pension cost from the prior year (an increase of ¥43.4 billion from the prior year) and the losses during the fiscal year under review (¥4.8 billion), including the one-time charges resulting from the reorganization of the building materials business. During the prior year, the Company recognized losses from an impairment loss on its golf course (¥16.8 billion), and the expense associated with a voluntary early retirement program (¥4.6 billion).

Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies was ¥27.1 billion, an increase of ¥20.9 billion (340.2%). The increase is largely due to a ¥28.7 billion improvement in other income-net as a result of a large decrease of valuation losses on short-term and other investments from the prior year when the Company recorded valuation losses of ¥24.8 billion. Accordingly, after ¥13.7 billion of income taxes, ¥1.7 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the year under review was ¥11.7 billion, an increase of ¥19.7 billion from the prior year’s loss of ¥8.0 billion.

(2) Review of operations by product group

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥501.6 billion, an increase of ¥57.4 billion (12.9%) from the prior year, comprising 53.9% of consolidated net sales. Domestic sales were ¥243.0 billion, an increase of ¥17.5 billion (7.7%), and overseas sales were ¥258.6 billion, an increase of ¥39.9 billion (18.3%) from the prior year. This segment consists of “farm equipment and engines” and “construction machinery”.

Sales of farm equipment and engines were ¥450.7 billion, an increase of ¥51.4 billion (12.9%) from the prior year. Domestic sales were ¥219.8 billion, an increase of ¥15.6 billion (7.6%), and overseas sales were ¥231.0 billion, an increase of ¥35.8 billion (18.3%) from the prior year. In domestic markets, the Company has aggressively conducted sales promotion campaign in connection with introducing new models of farm equipment with improved performance and price competitiveness, and thus stimulated the market and increased its market share. As a result, sales of farm equipment increased from the prior year. In overseas markets, sales of tractors in North America had a significant increase resulting from sales campaigns including “zero percent promotional interest rate” offered by its retail finance subsidiary and introduction of new models, such as full model changes of the L-series tractors. In the Asian market, sales of farm equipment grew favorably especially in China and South Korea.

Kubota Corporation

and Subsidiaries

Sales of engines increased owing principally to growing sales to original equipment manufacturers in EU markets as well as in U.S. markets.

Sales of construction machinery were ¥50.8 billion, an increase of ¥6.0 billion (13.4%) from the prior year. Domestic sales were ¥23.2 billion, an increase of ¥1.9 billion (8.8%), and overseas sales were ¥27.6 billion, an increase of ¥4.1 billion (17.6%) from the prior year. While demand for construction machinery in the Japanese market recovered, the Company made successful marketing effort to major rental companies, and recorded a sales increase. Overseas, while demand in EU markets was recovering, and demand in North America was strong, the Company achieved sales increases by introducing new models and executing effective sales campaigns.

2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings were ¥175.2 billion, a decrease of ¥2.0 billion (1.2%) from the prior year, comprising 18.8% of consolidated net sales. Domestic sales were ¥152.5 billion, a decrease of ¥6.5 billion (4.1%), and overseas sales were ¥22.7 billion, an increase of ¥4.5 billion (24.6%) from the prior year. This segment consists of “pipes and valves” and “industrial castings”.

Sales in pipes and valves were ¥143.8 billion, a decrease of ¥1.8 billion (1.2%) from the prior year. Domestic sales were ¥130.7 billion, a decrease of ¥4.8 billion (3.6%), and overseas sales were ¥13.1 billion, an increase of ¥3.0 billion (30.1%) from the prior year. While domestic sales of ductile iron pipes decreased slightly from the prior year, domestic sales of PVC pipes remained at the same level as in the prior year in spite of a reduction in public works spending and the financial difficulties of local governments. However, sales of spiral-welded steel pipes and valves declined significantly, and thus total domestic sales of this sub-segment decreased. Overseas sales surged as a result of the brisk export of ductile iron pipes to Middle East countries.

Sales of industrial castings were ¥31.4 billion, a decrease of ¥0.3 billion (0.8%) from the prior year. Domestic sales were ¥21.8 billion, a decrease of ¥1.7 billion (7.2%), and overseas sales were ¥9.6 billion, an increase of ¥1.4 billion (17.7%) from the prior year. Domestic sales declined mainly due to the weak demand for ductile tunnel segment in construction markets, although the demand in steel industries recovered. Overseas sales increased due to the rising demand for reformer tubes in petrochemical industries.

3) Environmental Engineering

Sales in Environmental Engineering were ¥115.7 billion, a decrease of ¥20.7 billion (15.1%) from the prior year, comprising 12.4% of consolidated net sales. Domestic sales were ¥112.4 billion, a decrease of ¥22.1 billion (16.5%), and overseas sales were ¥3.3 billion, an increase of ¥1.5 billion (79.6%) from the prior year. This segment consists of environmental control plants and pumps.

Due to prolonged sluggish public works spending and fierce competition, domestic sales in the Solid Waste Engineering division, the Water Environment Engineering division and in the Pumps division fell. As a result, domestic sales of this segment deteriorated significantly from the prior year, although sales in the Water & Sewage Engineering division increased due to high level orders received in the prior year. Regarding the Solid Waste Engineering division, the sales decreased sharply, because the increase in demand for rebuilding incinerators to prevent dioxin emissions has passed, and fewer sales of large orders were recorded during the current fiscal year resulting from the very low level of orders received during the prior year. On the other hand, overseas sales increased due to the growing export of pumps to the African and the South East Asian markets.

Kubota Corporation

and Subsidiaries

4) Building Materials and Housing

Sales in Building Materials and Housing were ¥51.8 billion, a decrease of ¥12.5 billion (19.5%) from the prior year, comprising 5.6% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials and septic tanks) and sales of condominiums.

Sales of building materials were ¥42.8 billion, a decrease of ¥14.6 billion (25.5%) from the prior year. On December 1, 2003, Matsushita Electric Works, Ltd. (“MEW”) and the Company established and held a 50% ownership in “Kubota Matsushitadenko Exterior Works, Ltd.” (hereinafter “KMEW”), the joint operation entity, into which the Company transferred its roofing and siding materials business. The Company has applied the equity method of accounting to KMEW due to its 50% ownership in the entity, and has excluded the sales of roofing and siding materials during the period from December 1, 2003 through March 31, 2004 from its consolidated operations. Accordingly, sales of building materials fell sharply. Sales of septic tanks remained at the same level as in the prior year, owing to the focus of marketing efforts on expansion of market share while experiencing a slight recovery.

Sales of condominiums were ¥9.1 billion, an increase of ¥2.1 billion (29.7%) from the prior year. Sales of condominiums surged from the prior year due to the completion of large orders during the year under review.

5) Other

Sales of Other were ¥86.0 billion, a decrease of ¥18.1 billion (17.4%) from the prior year, comprising 9.3% of consolidated net sales. Domestic sales were ¥83.7 billion, a decrease of ¥17.2 billion (17.1%), and overseas sales were ¥2.3 billion, a decrease of ¥0.9 billion (27.2%) from the prior year. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction and so forth.

Sales of the Other segment decreased sharply, because, at the beginning of the year under review, the Company sold its leasing subsidiary, which had sales of ¥13.4 billion in the prior year. Although sales of electronic-equipped machinery increased due to a recovery of private capital expenditures, sales of vending machines decreased because of increasing price competition. Sales of construction decreased mainly due to the reduction in public works spending.

2. Financial condition

Net cash provided by operating activities during the year under review was ¥75.7 billion, an increase of ¥11.4 billion from the prior year. The Company recorded net income of ¥11.7 billion, which was relatively low owing to the increase in pension cost related to the recognition of unrecognized actuarial losses which did not require the use of cash. Thus, the increased accrued retirement and pension cost did not affect the Company’s cash position. Moreover, both the sale of its leasing business and the transfer of its building materials business during the year under review induced the material changes on the accounts, including depreciation, receivables and payables. But, those changes as a whole did not affect its cash position. The large increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially due to operations in Internal Combustion Engine and Machinery.

Net cash used in investing activities was ¥6.5 billion, a decrease of ¥21.1 billion from the prior year. Purchases of fixed assets decreased as a result of restrained capital expenditures, and sale of the leasing business. Increases in proceeds from sales of investments, and the proceeds from sale of real estate contributed to reduce net cash used in investing activities. Moreover, the decrease in purchase of investments and change in advance resulted from the Company’s intent to reduce net cash used in investing activities.

Kubota Corporation

and Subsidiaries

Net cash used in financing activities was ¥55.1 billion, an increase of ¥25.1 billion from the prior year. The Company used net cash provided by operating activities for repayment of interest-bearing debt consistent with the prior year. The Company spent ¥44.5 billion on repayment of short-term borrowings and long-term debt and, additionally, the Company spent ¥2.2 billion on the purchase of treasury stock.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of March 2004 was ¥81.2 billion, an increase of ¥13.9 billion from the prior year.

Cash flow indices

	Year ended March 31, 2004	Year ended March 31, 2003
Equity ratio (%)	34.8	27.7
Equity ratio based on market capitalization (%)	59.1	35.2
Interest-bearing debt / Net cash provided by operating activities (year)	3.5	5.1
Interest coverage ratio (times)	17.0	13.5

(Notes)

Equity ratio : shareholders equity / total assets

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Cash flows provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3. Matter concerning profit allocation for this fiscal year

The Company plans to pay year-end cash dividends of ¥15 per ADS. Together with the interim cash dividends of ¥15 per ADS, total dividends per ADS for the entire fiscal year will amount to ¥30 per ADS.

3. Prospect for the Next Fiscal Year

1. General outlook

Although the Japanese economy will have an opportunity for building a sustained growth, public investment will continue declining, and the appreciation of yen against the U.S. dollar may have a negative impact on both exports and capital expenditures which have contributed to the recovery of the Japanese economy. Moreover, while price increase of raw materials may cause damages to corporate profitability, there is concern that the U.S. and Euro economies may slow down. All things considered, the Company expects the difficult economic conditions to continue.

Kubota Corporation

and Subsidiaries

Under such conditions, the Company will make every effort to overcome the difficult business environment, continue to work hard towards the vigorous and steady implementation of the new version of the Medium-Term Management Strategy, and establish the business structure and profit structure with stability and growth capability. In the public works spending related business (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment), the Company will make rigorous efforts for cost reduction and spending control. At the same time, in overseas businesses in Internal Combustion Engine and Machinery, which is the driving force for the growth of the Company, the Company will implement expansion strategies by taking measures such as continuous new products introduction, and development of peripheral businesses.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2005 at ¥915.0 billion, down by ¥15.2 billion from the prior year. The sales decrease is mainly due to the business transfer of the building materials operation, which causes the negative effect of ¥33.0 billion.

The Company forecasts operating income at ¥65.0 billion, an increase of ¥43.2 billion from the prior year. The pension cost for the year ended March 31, 2004 increased ¥43.4 billion from the prior year due to the recognition of the unrecognized actuarial losses. The Company forecasts the pension cost for next fiscal year will return to a normal level (a decrease of approximately ¥44.4 billion from the year ended March 2004).

The Company expects income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies for next fiscal year to be ¥127.0 billion, a large increase of ¥99.9 billion from the prior year. The increase is expected due to the significant improvement of the other income-net as a result of gains related to the transfer to the government of the substitutional portion of the benefit obligation and related plan assets (approximately ¥57.6 billion). Accordingly, net income is forecasted to be ¥90.0 billion, up ¥78.3 billion from the prior year. (These forecasts anticipate an exchange rate of ¥105=US$1.)

Note : Pension cost on consolidated basis

The Company recognizes actuarial gains and losses in excess of 20 percent of the larger of the benefit obligation or plan assets, and amortizes actuarial gains and losses between 10 and 20 percent over the average participants’ remaining service period (approximately 15 years).

The Company recognized expense of ¥52.1 billion for the actuarial losses for the year ended March 31, 2004, which was an increase of ¥46.5 from the prior year when the Company recognized expenses of ¥5.6 billion.

The Company was given approval for its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan on January 30, 2003. During the next fiscal year, the Company will recognize the gains related to the transfer when the Company completes the transfer to the government of the substitutional portion of the benefit obligation and related plan assets based upon U.S. GAAP. The forecasts include total gains of ¥55.2 billion which consists of losses of ¥2.4 billion applied to operating income, and gains of ¥57.6 billion applied to other income-net. The ¥2.4 billion losses is due to an recognition of actuarial loss on the substitutional portion for the transfer, and the ¥57.6 billion gain represents the difference between the benefit obligation and related plan assets of the substitutional portion for the transfer.

Kubota Corporation

and Subsidiaries

2. Prospect with regard to the profit allocation for the next fiscal year

In accordance with the previously described basic policy related to the Company’s profit allocation of “maintaining stable or raising dividends”, the Company is considering paying cash dividends per ADS for the next fiscal year of ¥30, including the expected interim cash dividends of ¥15 per ADS.

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. The user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	(In millions of yen)

	Year ended March 31, 2004		Year ended March 31, 2003		Change
	Amount	%	Amount	%	Amount	%
Net sales	930,237	100.0	926,145	100.0	4,092	0.4
Cost of sales	701,727	75.4	695,571	75.1	6,156	0.9
Selling, general, and administrative expenses	199,768	21.5	181,353	19.6	18,415	10.2
Loss from disposal or impairment of businesses and fixed assets	6,893	0.8	19,608	2.1	(12,715)	(64.8)

Operating income	21,849	2.3	29,613	3.2	(7,764)	(26.2)

Other income (expenses):
Interest and dividend income	7,264		7,622		(358)
Interest expense	(4,286)		(4,818)		532
Valuation losses on short-term and other investments	(1,083)		(24,822)		23,739
Other-net	3,353		(1,439)		4,792

Other income (expenses), net	5,248		(23,457)		28,705

Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	27,097	2.9	6,156	0.7	20,941	340.2

Income taxes:
Current	29,255		21,538		7,717
Deferred	(15,554)		(9,242)		(6,312)

Total income taxes	13,701		12,296		1,405

Minority interests in earnings of subsidiaries	2,476		2,097		379

Equity in net income of affiliated companies	780		233		547

Net income (loss)	11,700	1.3	(8,004)	(0.9)	19,704	—

						(In yen )

Basic earnings per ADS (5 common shares):	44		(29)		73

Diluted earnings per ADS (5 common shares):	43		(29)		72

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	March 31, 2004		March 31, 2003		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	81,221		67,362		13,859
Short-term investments	3,001		10		2,991
Notes and accounts receivable:
Trade notes	73,834		81,588		(7,754)
Trade accounts	206,609		252,537		(45,928)
Finance receivables, net	114,713		90,338		24,375
Less: Allowance for doubtful receivables	(3,054)		(4,089)		1,035

Total receivables, net	392,102		420,374		(28,272)

Inventories	142,973		151,245		(8,272)
Other current assets	62,105		53,359		8,746

Total current assets	681,402	60.6	692,350	60.8	(10,948)

Investments:
Investments in and advances to affiliated companies	12,982		12,119		863
Other investments	148,482		79,959		68,523

Total investments	161,464	14.4	92,078	8.1	69,386

Property, plant and equipment:
Land	81,671		78,552		3,119
Buildings	200,535		195,497		5,038
Machinery and equipment	364,572		447,956		(83,384)
Construction in progress	2,313		5,451		(3,138)

Total	649,091		727,456		(78,365)

Accumulated depreciation	(426,345)		(474,901)		48,556

Net property, plant and equipment	222,746	19.8	252,555	22.2	(29,809)

Other assets:	58,613	5.2	102,028	8.9	(43,415)

Total	1,124,225	100.0	1,139,011	100.0	(14,786)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and shareholders’ equity	(In millions of yen)

	March 31, 2004		March 31, 2003		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	85,999		95,568		(9,569)
Trade notes payable	35,309		37,544		(2,235)
Trade accounts payable	158,397		168,240		(9,843)
Advances received from customers	6,026		7,244		(1,218)
Notes and accounts payable for capital expenditures	7,747		14,803		(7,056)
Accrued payroll costs	23,519		23,791		(272)
Income taxes payable	15,179		10,150		5,029
Other current liabilities	46,646		46,194		452
Current portion of long-term debt	35,858		75,830		(39,972)

Total current liabilities	414,680	36.9	479,364	42.1	(64,684)

Long-term liabilities:
Long-term debt	144,845		155,966		(11,121)
Accrued retirement and pension costs	143,679		159,805		(16,126)
Other long-term liabilities	14,293		15,184		(891)

Total long-term liabilities	302,817	26.9	330,955	29.0	(28,138)

Minority interest:	15,646	1.4	13,249	1.2	2,397

Shareholders’ equity:
Common stock	78,156		78,156		—
Additional paid-in capital	87,263		87,263		—
Legal reserve	19,539		19,539		—
Retained earnings	204,156		200,517		3,639
Accumulated other comprehensive income (loss)	26,075		(48,095)		74,170
Treasury stock	(24,107)		(21,937)		(2,170)

Total shareholders’ equity	391,082	34.8	315,443	27.7	75,639

Total	1,124,225	100.0	1,139,011	100.0	(14,786)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	(In millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2003	Change
Net income (loss)	11,700	(8,004)	19,704

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(7,535)	(6,366)	(1,169)
Unrealized gains (losses) on securities	43,368	(11,602)	54,970
Minimum pension liability adjustment	37,565	(30,386)	67,951
Unrealized gains on derivatives	772	131	641

Other comprehensive income (loss)	74,170	(48,223)	122,393

Comprehensive income (loss)	85,870	(56,227)	142,097

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)

Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥30 per ADS (5 common shares)					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)

Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥30 per ADS (5 common shares)					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	(In millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2003	Change
Operating activities:
Net income (loss)	11,700	(8,004)
Depreciation and amortization	27,755	38,804
Provision for reversal of retirement and pension costs, less payments	48,516	(4,416)
Valuation losses on short-term and other investments	1,083	24,822
Impairment loss on property, plant, and equipment	1,263	17,403
Deferred income taxes	(15,554)	(9,242)
Decrease in notes and accounts receivable	13,439	31,649
Decrease in inventories	6,954	2,455
Increase in other current assets	(15,812)	(5,637)
Decrease in trade notes and accounts payable	(9,521)	(20,315)
Increase (decrease) in income taxes payable	5,195	(2,332)
Other	651	(934)

Net cash provided by operating activities	75,669	64,253	11,416

Investing activities:
Purchases of fixed assets	(26,493)	(33,838)
Purchases of investments and change in advances	9,257	(2,056)
Proceeds from sales of property, plant, and equipment	3,129	1,803
Proceeds from sales of investments	8,182	5,153
Other	(546)	1,345

Net cash used in investing activities	(6,471)	(27,593)	21,122

Financing activities:
Proceeds from issuance of long-term debt	37,128	65,627
Repayments of long-term debt	(74,171)	(45,447)
Net decrease in short-term borrowings	(7,489)	(26,548)
Cash dividends	(8,061)	(8,289)
Purchases of treasury stock	(2,223)	(15,011)
Other	(281)	(341)

Net cash used in financing activities	(55,097)	(30,009)	(25,088)

Effect of exchange rate changes on cash and cash equivalents	(242)	(272)	30

Net increase in cash and cash equivalents	13,859	6,379
Cash and cash equivalents, beginning of period	67,362	60,983

Cash and cash equivalents, end of period	81,221	67,362	13,859

	(In millions of yen)

Notes:
Cash paid during the year for:
Interest	4,459	4,759	(300)
Income taxes	24,030	24,117	(87)

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by industry segments

Year ended March 31, 2004	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	501,551	175,178	115,721	51,823	85,964	930,237	—	930,237
Intersegment	32	6,923	696	—	19,756	27,407	(27,407)	—

Total	501,583	182,101	116,417	51,823	105,720	957,644	(27,407)	930,237

Cost of sales and operating expenses	447,559	187,783	116,286	58,219	107,136	916,983	(8,595)	908,388
Operating income (loss)	54,024	(5,682)	131	(6,396)	(1,416)	40,661	(18,812)	21,849
Identifiable assets at March 31, 2004	512,885	204,764	101,086	30,576	79,253	928,564	195,661	1,124,225
Depreciation	12,713	7,440	927	1,691	2,086	24,857	2,397	27,254
Capital expenditures	13,096	2,504	2,711	567	1,550	20,428	968	21,396

Year ended March 31, 2003	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	444,169	177,217	136,381	64,350	104,028	926,145	—	926,145
Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—

Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145

Cost of sales and operating expenses	387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532
Operating income (loss)	56,696	1,932	9,011	32	(17,142)	50,529	(20,916)	29,613
Identifiable assets at March 31, 2003	487,841	222,708	116,136	77,515	106,027	1,010,227	128,784	1,139,011
Depreciation	13,717	8,032	748	2,820	10,571	35,888	2,606	38,494
Capital expenditures	14,159	5,354	782	1,117	8,582	29,994	5,851	35,845

Kubota Corporation

and Subsidiaries

(2) Information by geographic segments

Year ended March 31, 2004	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	675,442	188,767	66,028	930,237	—	930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237

Cost of sales & operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388
Operating income	15,025	19,228	4,639	38,892	(17,043)	21,849
Identifiable assets at March 31, 2004	752,041	177,163	44,290	973,494	150,731	1,124,225

Year ended March 31, 2003	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	712,964	158,051	55,130	926,145	—	926,145
Intersegment	124,213	2,439	1,268	127,920	(127,920)	—

Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145

Cost of sales & operating expenses	807,122	144,348	52,720	1,004,190	(107,658)	896,532
Operating income	30,055	16,142	3,678	49,875	(20,262)	29,613
Identifiable assets at March 31, 2003	840,053	161,664	42,623	1,044,340	94,671	1,139,011

(3) Overseas sales

Year ended March 31, 2004	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	189,273	97,618	286,891
Consolidated net sales			930,237
Ratio of overseas sales to consolidated net sales	20.3%	10.5%	30.8%

Year ended March 31, 2003	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	158,386	83,505	241,891
Consolidated net sales			926,145
Ratio of overseas sales to consolidated net sales	17.1%	9.0%	26.1%

Kubota Corporation

and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheet. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2004 and 2003.

	(In millions of yen)

	March 31, 2004			March 31, 2003
	Cost	Fair value	Net unrealized holding gains (losses)	Cost	Fair value	Net unrealized holding gains (losses)
Short-Term Investments:
Governmental and corporate debt securities and other	3,001	3,001	—	10	10	—

Other Investments:
Equity securities of financial institutions	22,307	89,682	67,375	24,477	33,033	8,556
Other equity securities	19,431	44,463	25,032	21,961	32,361	10,400
Other	1,608	1,695	87	1,593	1,639	46

Total	46,347	138,841	92,494	48,041	67,043	19,002

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004, of ¥106 = US$1, solely for convenience.

2.	Each ADS represents 5 common shares.

3.	119 subsidiaries are consolidated.
	Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.

		Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	36 affiliated companies are accounted for by the equity method.
	Major affiliated companies :	Domestic	23 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

		Overseas	The Siam Kubota Industry Co., Ltd.

5.	Summary of accounting policies:
 The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for ‚.

‚ The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

Consolidated Net Sales by Product Group

(Unaudited)

	(In millions of yen)

	Year ended Mar. 31, 2004		Year ended Mar. 31, 2003		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	450,740	48.4	399,368	43.1	51,372	12.9
Domestic	219,786		204,186		15,600	7.6
Overseas	230,954		195,182		35,772	18.3

Construction Machinery	50,811	5.5	44,801	4.9	6,010	13.4
Domestic	23,192		21,317		1,875	8.8
Overseas	27,619		23,484		4,135	17.6

Internal Combustion Engine & Machinery	501,551	53.9	444,169	48.0	57,382	12.9
Domestic	242,978	26.1	225,503	24.4	17,475	7.7
Overseas	258,573	27.8	218,666	23.6	39,907	18.3

Pipes and Valves	143,773	15.4	145,561	15.7	(1,788)	(1.2)
Domestic	130,656		135,480		(4,824)	(3.6)
Overseas	13,117		10,081		3,036	30.1

Industrial Castings	31,405	3.4	31,656	3.4	(251)	(0.8)
Domestic	21,844		23,531		(1,687)	(7.2)
Overseas	9,561		8,125		1,436	17.7

Pipes, Valves & Industrial Castings	175,178	18.8	177,217	19.1	(2,039)	(1.2)
Domestic	152,500	16.4	159,011	17.1	(6,511)	(4.1)
Overseas	22,678	2.4	18,206	2.0	4,472	24.6

Environmental Engineering	115,721	12.4	136,381	14.7	(20,660)	(15.1)
Domestic	112,381	12.1	134,521	14.5	(22,140)	(16.5)
Overseas	3,340	0.3	1,860	0.2	1,480	79.6

Building Materials	42,750	4.6	57,352	6.2	(14,602)	(25.5)
Domestic	42,750		57,352		(14,602)	(25.5)

Condominiums	9,073	1.0	6,998	0.8	2,075	29.7
Domestic	9,073		6,998		2,075	29.7

Building Materials & Housing	51,823	5.6	64,350	7.0	(12,527)	(19.5)
Domestic	51,823	5.6	64,350	7.0	(12,527)	(19.5)

Other	85,964	9.3	104,028	11.2	(18,064)	(17.4)
Domestic	83,664	9.0	100,869	10.9	(17,205)	(17.1)
Overseas	2,300	0.3	3,159	0.3	(859)	(27.2)

Total	930,237	100.0	926,145	100.0	4,092	0.4

Domestic	643,346	69.2	684,254	73.9	(40,908)	(6.0)
Overseas	286,891	30.8	241,891	26.1	45,000	18.6

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

	(In billions of yen)

	Year ending Mar. 31, 2005		Year ended Mar. 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Domestic	246.0		242.9		3.1	1.3
Overseas	265.0		258.6		6.4	2.5
Internal Combustion Engine & Machinery	511.0	55.8	501.5	53.9	9.5	1.9

Domestic	150.0		152.5		(2.5)	(1.6)
Overseas	15.0		22.7		(7.7)	(33.9)
Pipes, Valves & Industrial Castings	165.0	18.0	175.2	18.8	(10.2)	(5.8)

Domestic	119.0		112.4		6.6	5.9
Overseas	3.0		3.3		(0.3)	(9.1)
Environmental Engineering	122.0	13.4	115.7	12.4	6.3	5.4

Domestic	—		51.8		(51.8)	(100.0)
Overseas	—		—		—	—
Building Materials & Housing	—	—	51.8	5.6	(51.8)	(100.0)

Domestic	114.0		83.7		30.3	36.2
Overseas	3.0		2.3		0.7	30.4
Other	117.0	10.6	86.0	9.3	31.0	36.0

Grand Total	915.0	100.0	930.2	100.0	(15.2)	(1.6)

Domestic	629.0	68.7	643.3	69.2	(14.3)	(2.2)
Overseas	286.0	31.3	286.9	30.8	(0.9)	(0.3)

Note :	The sales of Condominiums and Septic Tanks, which were included in Building Materials & Housing segment, are included in Other segment.

Kubota Corporation

(Parent Company Only)

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors’ Meeting	Friday, May 14, 2004

(2) The date of the Ordinary General Meeting of Shareholders	Friday, June 25, 2004

(3) Results of operations	(In millions of yen except per ADS amounts)

	Year ended March 31, 2004	Change(*)	Year ended March 31, 2003	Change(*)
Net sales	¥663,827	(1.3)%	¥672,439	(0.0)%
Operating income	¥41,829	47.7%	¥28,312	2.7%
% of net sales	6.3%		4.2%
Ordinary income	¥45,964	71.8%	¥26,750	11.6%
% of net sales	6.9%		4.0%
Net income (loss)	¥21,709	—	¥(8,270)	—
% of net sales	3.3%		(1.2)%
Net income (loss) per ADS (5 common shares)(**)	¥80.80	—	¥(30.15)	—
Ratio of net income (loss) to shareholders’ equity	6.1%	—	(2.4)%	—
Ratio of ordinary income to total assets	5.3%	—	3.0%	—

Notes to results of operations:
1.	Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,977,305
	Weighted-average number of shares outstanding during the year ended March 31, 2003	1,371,028,880
2.	(*) represents percentage change to the comparable previous year.
3.	(**) represents amount based on the average number of common shares outstanding during the year.

(4) Cash dividends	(In millions of yen except per ADS amounts)

	Cash dividends per ADS				Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share -holders’ equity
	Interim	Year end		Total
Year ended March 31, 2004	¥15.00	¥15.00	(*)	¥30.00	¥8,044	37.1%	2.1%
Year ended March 31, 2003	¥15.00	¥15.00		¥30.00	¥8,154	—	2.5%

Note to cash dividends:

(*)	Year end dividends for the fiscal year ended March 31, 2004 are subject to shareholders’ approval at the Ordinary General Meeting of Shareholders to be held on June 25, 2004.

Kubota Corporation

(Parent Company Only)

(5) Financial position	(In millions of yen except per ADS amounts)

	As of March 31, 2004	As of March 31, 2003
Total assets	¥867,690	¥858,893
Shareholders’ equity	¥383,925	¥329,100
Ratio of shareholders’ equity to total assets	44.2%	38.3%
Shareholders’ equity per ADS	¥1,432	¥1,222

Notes to financial position:

Number of shares outstanding as of March 31, 2004	1,340,734,232
Number of shares outstanding as of March 31, 2003	1,346,095,389
Number of treasury stock as of March 31, 2004	69,074,746
Number of treasury stock as of March 31, 2003	63,713,589

(6) Anticipated results of operations for the year ending March 31, 2005	(In millions of yen except per ADS amounts)

	Six months ending September 30, 2004	Year ending March 31, 2005
Net sales	¥272,000	¥645,000
Ordinary income	¥14,500	¥44,500
Net income	¥8,500	¥26,000
Interim cash dividends per ADS	¥15.00	—
Year end cash dividends per ADS	—	¥15.00

Notes to anticipated results of operations for the year ending March 31, 2005:

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Please refer to page 13 for further information related to the above mentioned anticipated results of operations.

May 14, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on amendment of its Articles of Incorporation

regarding purchase of treasury stock

Please be advised that Kubota Corporation (the Company), at its board of directors’ meeting held on May 14, 2004, resolved to propose an agenda at the ordinary general meeting of shareholders to be held on June 25, 2004, to amend its Articles of Incorporation. The proposed amendment will enable the Company to purchase treasury stock by resolution of its board of directors pursuant to Article 211-3, paragraph 1, Item 2 of the Commercial Code of Japan. The Company believes that this amendment will support its execution of flexible capital management in a rapidly changing business environment.

The above amendment is subject to shareholder approval at the ordinary general meeting of shareholders to be held on June 25, 2004.

End of document

May 14, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on cancellation of shares

Please be advised that Kubota Corporation (the Company), at its board of directors’ meeting held on May 14, 2004, resolved to authorize cancellation of shares pursuant to Article 212 of the Commercial Code of Japan as follows:

1. Type of shares to be cancelled :

Shares of common stock of the Company

2. Aggregate number of shares to be cancelled :

69,000,000 shares (4.89% of total number of shares issued)

3. Date of cancellation of shares :

June 30, 2004 (planned)

Note : After the above cancellation of shares, total number of shares issued will be 1,340,808,978.

End of document

May 27, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the business division and integration

of plastic pipes and fittings

Kubota Corporation (hereinafter “Kubota”) resolved at the board of directors’ meeting held on May 27, 2004 that Kubota would divide and transfer its plastic pipes and fittings business on April 1, 2005 in order to integrate the business operation with C.I. Kasei Company Limited (hereinafter “C.I. Kasei”). Following such division and transfer, Kubota-C.I. Co., Ltd., which will be jointly established by Kubota and C.I Kasei, will become a succeeding company for the business integration effective on April 1, 2005.

The above business division and integration is subject to an approval of Fair Trade Commission of Japan and an approval of shareholders of C.I. Kasei.

1. Background of business division and integration

Plastic pipes including polyvinyl chloride pipes (hereinafter “PVC pipes”), its main product, have wide variety of use, such as pipes for water supply and drainage for housing, pipes for drinking water, sewage pipes and pipes for agricultural use. Unfortunately, since 1997, demands for those pipes have been declining due to sluggish new housing construction starts and gradually shrinking public works spending.

Moreover, a price hike of polyvinyl chloride resin, its raw material, resulting from the resin manufacturers’ reorganization and rising demand for the resin in Chinese markets has became a major factor to deteriorate profitability in the business operation of plastic pipes and fittings.

Plastic pipes including polyvinyl chloride pipes are key industrial products supporting a lifeline for people, and some level of constant demand is expected to continue in the future, although the demands from a medium-term perspective are projected declining.

In April 2002, both Kubota and C.I Kasei concluded a contract of comprehensive cooperation for PVC pipes business including all business aspects except for sales, and have been making efforts to improve profitability in their business operations through cooperative purchasing of parts and cooperative productions on OEM basis. However, business situations have become more difficult, and benefits from the contract of comprehensive cooperation remained at a marginal degree. Both Kubota and C.I. Kasei have shared common views that the contract of comprehensive cooperation would provide merely a limited level of benefits, and should not be a fundamental solution from their long-term business perspectives. Accordingly, both Kubota and C. I. Kasei resolved that they would divide and integrate their business operations and establish a joint operation.

2. Objective of business integration (a joint operation)

The new joint operation to be established in April 2005 will be a leading manufacturer of PVC pipes in Japan with annual production capacity of 220,000 tons. Both Kubota and C. I. Kasei will anticipate having approximate rationalization effects of ¥2.6 billion, by taking measures such as to eliminate overlapping functions for increasing labor productivity, to improve distribution and logistics, and to centralize procurement operations.

3. Outline of business division

1) Schedule:

May 27, 2004 :	Board resolution to approve business division
May 27, 2004 :	Signing of the business division agreement
June 29, 2004 :	C.I. Kasei’s shareholders’ approval on business division (*)
April 1, 2005 (planned) :	Business division and transfer
April 1, 2005 (planned) :	Registration of business division and transfer

(*) At Kubota, pursuant to Article 374-6-1 of the Commercial Code, the shareholders’ approval is not required for the authorization of the business division agreement.

2)	Method of business division and transfer :

(1) Method :

Kubota and C. I. Kasei will divide a part of their businesses, and Kubota-C. I. Co., Ltd. (to be established) will succeed the divided businesses. The succeeding company will issue new shares of common stock, and allot such shares to Kubota and C.I. Kasei.

(2) Reason for selecting this method :

This method was chosen because of the following reason :

The business division is a part of the process to establish a joint business operation of plastic pipes and fittings between Kubota and C.I. Kasei. Therefore, this method, under which Kubota-C.I. Co., Ltd. (the succeeding company) would issue new shares of common stock, and allot such shares to Kubota, was selected.

3)	Allotment of shares :

(1) Share allotment ratio :

The succeeding company will allot 42,000 new shares of common stock to Kubota, and allot 18,000 new shares of common stock to C.I. Kasei. Kubota will hold 70% share and C.I. Kasei will hold 30% share in the succeeding company, respectively.

(2) Calculation method for share allotment ratio :

In order to secure fair and objective valuation of the business to be divided, Kubota and C.I Kasei retained the service of Nomura Securities Co., Ltd., and the service of Mizuho Investors Securities Co., Ltd. respectively, acting as an outside financial advisor. Nomura Securities Co., Ltd. has applied the discounted cash flow method for the valuation, and Kubota used the results of these calculations as a basis for its comprehensive business judgment, and negotiated with C.I Kasei. Accordingly Kubota and C.I. Kasei decided the share allotment ratio.

4) Cash distribution upon business division and transfer :

There will be no cash distribution.

5) Rights and obligations to be transferred (succeeded) :

Assets, liabilities, rights, and obligations involved in the business will be divided and transferred.

6) Prospect of paying debt obligations :

Kubota believes that both Kubota and the succeeding company can pay the debt obligations to be incurred as a result of the business division and transfer.

7) Directors and Corporate Auditors of the succeeding company to be newly appointed :

Number of Directors : 6

Number of Corporate Auditors : 3

Mr. Osamu Takagi (Representative Director and Senior Managing Executive Officer, Pipes & Civil Engineering Materials Division of C.I. Kasei) will be appointed as the chairman and representative director, and Mr. Tadahiko Urabe (Managing Director, General Manager of Plastic Pipe Division of Kubota) will be appointed as the president and representative director.

4. Profile of Kubota and C.I. Kasei.

(non-consolidated basis)

	Kubota (company to divide a unit)	C.I. Kasei (Company to divide a unit)
Trade Name	Kubota Corporation	C.I. Kasei Company Limited

Principal Line of Business	Manufacture and sale of farm machinery, construction machinery, engines, pipes, pumps, environmental control plants, etc and related works and services of the above products.	Manufacture and sale of rigid pipes and civil engineering materials, agricultural and heat shrinkable films, and micro DC motors and magnetic products, and decorating surfacing materials.

Date of Incorporation	December 22, 1930	January 24, 1963

Principal Office	Naniwa-ku, Osaka-shi	Chuo-ku, Tokyo

Representative	President Daisuke Hatakake	President Motonori Toyota

Capital Stock (billion yen)	78.1	5.5

Share Issued	1,409,808,978	36,602,500

Shareholders’ Equity (million yen)	383,925	17,806

Total Assets (million yen)	867,690	53,858

Annual Financial Closing Date	March 31	March 31

Number of Employee	11,641	763

Major Business Accounts	Marubeni Corp., National Federation of Agricultural Associations, Denso Corp., etc.	ITOCHU Corporation Yuasa Trading Co., LTD.

Major Shareholders And Shareholdings (%)

Japan Trustee Services Bank, Ltd. (9.8),

The Master Trust Bank of Japan, Ltd. (9.3),

Nippon Life Insurance Company (7.7),

Meiji Yasuda Life Insurance Company(6.2),

Mizuho Trust and Banking Co., Ltd. (Trust a/c) (5.2)

		ITOCHU Corporation (35.9) Yokohama Rubber Co., LTD. (6.1), C.I.Kasei Business Partners Stock Ownership Plan (3.9), Kureha Chemical Industry Co., Ltd. (2.7), The Master Trust Bank of Japan, Ltd. (2.6)

Major Banks	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd. The Sumitomo Trust & Banking Co., Ltd.

Relationships Between Kubota and C.I. Kasei	Capital: Kubota owns 642,812 shares of common stock of C.I. Kasei Personnel: None Transactions: the contract of comprehensive cooperation

 Financial results for the most recent three fiscal years (non-consolidated basis)

(In millions of yen, except per share amounts)

	Kubota Corporation			C.I Kasei Company Limited
Fiscal Periods	Fiscal Year ended			Fiscal Year ended
	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2002	Mar. 2003	Mar. 2004
Net Sales	672,576	672,439	663,827	41,605	39,495	39,705
Operating Profit (Loss)	27,556	28,312	41,829	1,154	651	(417)
Ordinary Income (Loss)	23,967	26,750	45,964	1,180	673	(74)
Net Income (Loss)	136	(8,270)	21,709	871	134	(1,399)
Net Income (Loss) per Share (in yen)	0.09	(6.03)	16.16	24.20	2.77	(38.87)
Annual dividends per Share (in yen)	6.0	6.0	6.0	8.0	6.0	6.0
Shareholders’ Equity per Share (in yen)	267.26	244.48	286.35	540.95	534.54	494.51

‚ Profile of Kubota-C.I. Co., Ltd. (the succeeding company)

(1)	Trade name : Kubota-C. I. Co., Ltd.

(2)	Principal line of business :

Manufacture and sale of PVC pipes and fittings, polyethylene pipe and fittings and associated products.

(3)	Date of Incorporation : April 1, 2005

(4)	Principal office : Sakai-shi, Osaka, Japan

(5)	Representative :

Chairman and representative director Osamu Takagi (C.I. Kasei)

President and representative director Tadahiko Urabe (Kubota)

(6)	Capital Stock : ¥3.0 billion (Ownership %: Kubota 70%, C.I Kasei 30%)

(7)	Share issued : 60,000 shares

(8)	Projected Sales : ¥45.0 billion (for the first fiscal year ending March 2006)

(9)	Number of Employee : approximately 800.

5. Description of the business to be divided from Kubota (non-consolidated basis)

1) Business to be divided :

Plastic pipes and fittings business including manufacture, sales, and R&D

2) Operating results of the business to be divided for the year ended March 2004 :

Net sales of the business to be divided (a) : ¥36,556 million

Net sales of Kubota (b) : ¥663,827 million

Ratio (a / b) : 5.51%

3) Assets and liabilities of the business to be divided (As of March 31, 2004) :

Assets (book value) : ¥6,927 million

Liabilities (book value) : ¥2,322 million

6. Status of Kubota after the business division

1) Trade name : Kubota Corporation

2) Principal line of business :

Manufacture and sale of farm machinery, construction machinery, engines, pipes, pumps, environmental control plants, etc and related works and services of the above products.

3) Principal office : Naniwa-ku Osaka, Japan

4) Representative : Daisuke Hatakake, President and Representative Director

5) Capital stock : ¥78.1billion

6) Total assets :

There will be a change resulting from a difference in the values between the assets to be divided and transferred to Kubota-C.I. Co., Ltd., and the new shares of common stock allotted to Kubota.

7) Annual financial closing date : March 31

8) Effect on financial results :

Kubota currently expects that the business division will have no significant effect on its operating results and financial position, because the assets and liabilities of the business to be divided is quite small compared to the total assets and liabilities of Kubota. Kubota currently plans to announce, in May 2005, the forecasts for consolidated and non-consolidated financial results for the fiscal year ending March 31, 2006, incorporating the effects on this business division.

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 3, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department